UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-33931

BCD Semiconductor Manufacturing Limited

Not Applicable

(Translation of Registrant’s name into English)

No. 1600, ZiXing Road

Shanghai ZiZhu Science-based Industrial Park

200241

People’s Republic of China

Telephone: (+86-21) 2416-2298

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Shareholders’ Approval of the Merger Agreement

BCD Semiconductor Manufacturing Limited, an exempted company incorporated in the Cayman Islands (the “Company”) held an extraordinary general meeting on February 28, 2013, and the Company’s shareholders voted in favor of the proposal to approve the previously announced Agreement and Plan of Merger dated as of December 26, 2012, (the “Merger Agreement”) among the Company, Diodes Incorporated, a Delaware corporation (“Diodes”), and Diodes Cayman Islands Company Limited, an exempted company incorporated in the Cayman Islands and a wholly-owned subsidiary of Diodes (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, with the Company being the surviving company (the “Merger”).

Approximately 67.54%. of the Company’s total outstanding ordinary shares voted in person or by proxy at the extraordinary general meeting. Of the ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 99.95% were voted in favor of the proposal to approve the Merger Agreement, the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands pursuant to Section 233 of the Companies Law of the Cayman Islands (2012 Revision), and any and all transactions contemplated by the Merger Agreement, including the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCD Semiconductor Manufacturing Limited

By:	/s/ Chieh Chang
Name:	Chieh Chang
Title:	Chief Executive Officer

Date: March 1, 2013